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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        Brake Headquarters U.S.A., Inc.
                               (Name of Issuer)

                         Common Stock. $.001 par value
                        (Title of Class of Securities)

                                  105031-10-8
                                (CUSIP Number)




                               Page 1 of 4 pages


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                                 SCHEDULE 13G

CUSIP No.105031-10-8                                           Page 2 of 4 Pages
--------------------                                           -----------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Joseph Ende

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

3)       SEC USE ONLY


4)       CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

                             5)     SOLE VOTING POWER
                                    2,289,632  (See Item 4)

NUMBER                       6)     SHARED VOTING POWER
OF SHARES                           40,000
BENEFICIALLY
OWNED BY                     7)     SOLE DISPOSITIVE POWER
EACH                                2,289,632  (See Item 4)
REPORTING
PERSON WITH                  8)     SHARED DISPOSITIVE POWER
                                    40,000

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,329,632 (See Item 4)

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          48.8

12)      TYPE OF REPORTING PERSON
         IN


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                                                                   Page 3 of 4
Item  1(a).   Name of Issuer:

                  Brake Headquarters U.S.A., Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:

                  33-16 Woodside Avenue, Long Island City, New York  11101.
 .

Item  2(a).   Name of Person Filing:

                  Joseph Ende.

Item  2(b).   Address of Principal Business Office or, if None, Residence:

                  33-16 Woodside Avenue, Long Island City, New York  11101.

Item  2(c).   Citizenship:

                  USA.

Item  2(d).   Title of Class of Securities:

                  Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number:

                  105031-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  N/A

Item 4.  Ownership:

                  (a)        2,329,632 Shares.  See Item 4(c).

                  (b) This figure represents approximately 48.8% of the outstanding Shares of the Issuer (based on 4,773,065 Shares outstanding on December 31, 1997).(1)

                  (c) At December 31, 1997, the Reporting Person had sole voting power over 2,289,632 Shares, including shares underlying 210,000 currently exercisable stock options. The Reporting Person has sole dispositive power over 2,289,632 Shares, including shares underlying 210,000 currently exercisable stock options. The Reporting Person has shared voting power and dispositive power over 40,000 shares owned of record by the Joseph and Sandra Ende Charitable Trust, of which Joseph and

--------
        (1) Based on 4,563,065 shares of the issuer outstanding as of 12/31/97, plus 210,000 shares issuable upon currently exercisable Stock Options.


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                                                                   Page 4 of 4

Sandra Ende are trustees. Excludes an aggregate of 120,000 shares underlying stock options which are not currently exercisable.


Item 5.  Ownership of Five Percent or Less of a Class:

                  N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  N/A

Item 8.  Identification and Classification of Members of the Group:

                  N/A

Item 9.  Notice of Dissolution of Group:

                  N/A

Item 10.  Certification:

                  N/A


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1998




                                                     /s/ Joseph Ende
                                                     --------------------------
                                                     Joseph Ende